Exhibit 14

WORLDWIDE CODE OF CONDUCT

DEAR FELLOW EMPLOYEES

PepsiCo is a large and complex organization. Our businesses reach into nearly every corner of the world. We operate in nearly every country and in every time zone, and we speak virtually every language.

There’s only one way to hold together a company so big and diverse – through trust, shared values, common goals and consistent standards of conduct.

That’s why we have created a Values Statement and this Code of Conduct. These documents are vitally important to PepsiCo. Together, they clarify what we stand for and the rules we live by. While they are not a substitute for individual responsibility and good judgment, they help guide us in making decisions about how we work and what we do.

Our Values Statement reflects our aspirations – the kind of company we want PepsiCo to be. Our Code of Conduct provides the operating principles that help us live up to those values. Our Values Statement and Code of Conduct apply to every PepsiCo employee throughout the world. They apply to every business transaction we make and to every business acting on our behalf. In situations not fully covered by these standards, the principles on which they are based still apply.

PepsiCo is a great company. The values we live by and our Code of Conduct help to keep it that way. Ethics and integrity are the foundation of our past success – and the keys for our future. So I ask that you please read these documents carefully and that you make a commitment to live by them – every day.

Our future depends upon it.

Steven S Reinemund

Chairman and Chief Executive Officer

PEPSICO’S MISSION

Our mission is to be the world’s premier consumer products company focused on convenient foods and beverages. We seek to produce healthy financial rewards to investors as we provide opportunities for growth and enrichment to our employees, our business partners and the communities in which we operate. And in everything we do, we strive to act with honesty, fairness and integrity.

RESPECT FOR OUR EMPLOYEES/DIVERSITY

We believe our most important strength is our employees. We seek to provide a work environment where all employees have the opportunity to reach their full potential and contribute to PepsiCo’s success.

We are committed to equal opportunity in all aspects of employment for all employees and applicants; to providing a workplace free from all forms of discrimination, including sexual and other forms of harassment; and to fostering a work environment where people feel comfortable and respected, regardless of individual differences, talents or personal characteristics. Our objective is for the diversity of our employees to match the diversity of the population wherever we operate and for the performance of all employees to be judged fairly and based on their contribution to our results.

PepsiCo encourages an inclusive culture, which enables all employees to do their best. This means we:

•	welcome and embrace the strengths of our differences,

•	provide equal access to opportunities and information,

•	treat each other with respect and dignity,

•	foster an atmosphere of caring, open communications and candor.

We respect the rights of individuals to achieve professional and personal balance in their lives. We place a great deal of emphasis on personal integrity and believe long-term results are the best measure of performance.

PepsiCo respects employee privacy and dignity and will acquire and retain only that employee personal information that is required for operation of the Company or required by law.

PepsiCo follows all employment laws and regulations and respects lawful customs of the countries where we operate.

CUSTOMERS, SUPPLIERS AND COMPETITORS

We are committed to the continuation of free enterprise and the legal and regulatory frameworks that support it. Therefore, we recognize the importance of laws that prohibit restraints of trade, predatory economic activities and unfair or unethical business practices.

In all of its business dealings with suppliers, customers and competitors, PepsiCo will:

•	Compete vigorously and with integrity.

•	Treat all customers and suppliers honestly, fairly and objectively.

•	Avoid any unfair or deceptive practice and always present our services and products in an honest and forthright manner.

•	Never comment on a competitor’s product without a good basis or need for such statements.

•	Make clear to all suppliers that we expect them to compete fairly and vigorously for our business, and endorse the principles in our Code of Conduct. We will select our suppliers strictly on merit.

•	Comply with all laws prohibiting agreements with competitors to: fix prices or other sales terms; divide or assign sales territories, customers or product lines; or coordinate bids and agreements with customers to fix their resale prices. These types of agreements are generally illegal in the United States and many other markets where we conduct business.

OUTSIDE CONSULTANTS

Where the Company (PepsiCo, its company-controlled joint ventures, and subsidiaries) hires outside consultants or agents to assist it, the consultant or agent, and its employees, will be provided with copies of this Code and informed that they will be expected to comply with its provisions with respect to their work for the Company.

GLOBAL RELATIONS

PepsiCo firmly believes that international commerce strengthens stability and peace by fostering economic growth, opportunity and mutual understanding. As a global enterprise, we recognize our responsibility to act in concert with the legitimate interests of the countries in which we do business. We obey all laws and regulations and respect the lawful customs of host countries. Our objective is to be a good corporate citizen wherever we operate.

BUSINESS GIFTS AND PAYMENTS

Our business decisions are made on merit. Therefore, we will never give or offer, directly or indirectly, anything of value to a government official to influence any discretionary decision by such official in his or her official capacity. Giving gifts or entertainment to governmental officials and employees is highly regulated and often prohibited. Such gifts and entertainment should not be provided unless you have determined that they are permitted by law and your business unit’s policies.

In circumstances where it would not create an appearance of impropriety, employees may provide existing or potential customers with reasonable entertainment or gifts. However, the gifts must be permitted by local law, the customer’s own policies and your business unit’s policies.

Employees may not accept a gift, favor, loan, special service, payment or special treatment of any kind from any individual or organization which conducts or seeks to conduct business with the Company, or which competes with the Company, unless:

•	It would be consistent with good business practices;

•	It could not be considered a business inducement;

•	It is of nominal value as set forth in your Division’s policy;

•	Public disclosure of the transaction would not embarrass PepsiCo.

All business-related gifts, which exceed your Division’s definition of nominal value, should be reported to your immediate supervisor as soon as they are received.

HEALTH AND SAFETY

PepsiCo is committed to providing safe and healthy work environments at its facilities for all its employees, clients, visitors, contractors and vendors. It is our policy to provide employees with a drug-free workplace. In order to create an environment free from threats, violence and intimidation, PepsiCo is committed to a policy of zero tolerance for violence.

We are dedicated to designing, constructing, maintaining and operating facilities that protect our people and physical resources. It is our policy to comply with all applicable health and safety laws and regulations, provide and require the use of adequate protective equipment and measures, and insist that all work be done in a safe and responsible manner. It is the responsibility of each employee to follow all company policies and procedures related to workplace health and safety.

ENVIRONMENT

PepsiCo is committed to being an environmentally responsible corporate citizen. We are committed to minimizing the impact of our businesses on the environment with methods that are socially responsible, scientifically based and economically sound. We encourage conservation, recycling and energy use programs that promote clean air and water and reduce landfill wastes.

POLITICAL AND COMMUNITY ACTIVITIES AND CONTRIBUTIONS

PepsiCo believes in contributing to society and encourages employees to participate in community activities.

We will continue to communicate information and opinions on issues of public concern that may affect PepsiCo. Decisions by our employees whether or not to contribute time, money or resources of their own to any political or community activity are entirely personal and voluntary.

We will obey all laws in promoting the Company’s position to government authorities and in making political contributions. Contributions by the Company to political candidates may be prohibited or regulated. Any such contribution requires the approval of PepsiCo’s Vice President of Government Affairs.

CONFLICTS OF INTEREST

PepsiCo’s conflicts of interest policy is straight-forward: Don’t compete with PepsiCo businesses, and never let your business dealings on behalf of any of our businesses be influenced, or appear to be influenced, by personal or family interests.

All actual or apparent conflicts of interest between personal and professional relationships must be handled honestly and ethically. Examples of conflicts that must be disclosed and resolved include:

•	Having a family interest in a transaction with the Company. A family interest would include any interests of your spouse, parent, child, sibling or domestic partner.

•	Having more than a nominal individual or family interest in a competitor, supplier or customer of the Company (for example, ownership of more than 1% of a supplier’s equity securities).

•	Having a significant individual or family interest in an organization that does, or seeks to do, business with the Company.

•	Acquiring an individual or family interest in property (such as real estate, patent rights, securities or other properties) or a business where you believe the Company has, or might have, an interest.

•	Having outside business interests or activities that affect job performance because of the significant amount of time and attention diverted from your responsibilities as a Company employee.

INSIDER TRADING AND PROPRIETARY INFORMATION

PepsiCo obeys all laws designed to protect the investing public with respect to the use and disclosure of material information.

Information is considered material if a reasonable investor would consider it important to his or her decision to buy, sell or hold PepsiCo stock. Examples would be a significant upward or downward revision of earnings forecasts, a significant division restructuring, a major management change or a significant acquisition or divestiture, a significant upcoming product launch or product innovation.

Employees should not effect any transaction in the securities of PepsiCo or another company involved with PepsiCo while they have material nonpublic information about that company.

Employees should not disclose any confidential information regarding the Company to anyone outside PepsiCo, including their spouse, parents, children, siblings or domestic partner, except where disclosure is needed to enable PepsiCo to carry on its business, and there is no reason to believe – because of an agreement or otherwise – that the disclosure might cause any economic loss or substantial embarrassment to the Company or its customers, bottlers, distributors or suppliers. Examples of such confidential information include: nonpublic information about the Company’s customers, suppliers, distributors and potential acquisitions; its business operations and structure; its formulas and pricing; its processing, machines and inventions; its research and know-how; its upcoming new products and other innovations, and its plans and strategies.

Within PepsiCo, employees should only discuss or disclose material nonpublic information in the ordinary course of business and when they have no reason to believe that the information will be misused or improperly disclosed by the recipient.

ACCOUNTS AND RECORD KEEPING

We will continue to observe the most stringent standards in the keeping of our financial records and accounts. Our books must reflect all components of transactions, as well as our own standard of insisting upon an honest and forthright presentation of the facts.

We will ensure that the disclosures we make in reports and documents that we submit to the Securities and Exchange Commission and in other public communications are full, fair, accurate, timely and understandable.

It is the responsibility of each employee to uphold these standards. Appropriate records must be kept of all transactions and retained based on the applicable data retention schedules. Employees are expected to cooperate fully with our internal and external auditors. Information must not be falsified or concealed under any circumstance, and an employee whose activities cause false financial reporting will be subject to disciplinary action, including discharge.

PROTECTION AND PROPER USE OF COMPANY ASSETS

PepsiCo’s technological resources, including computers, voicemail, e-mail and Internet access, are to be used for proper purposes in a manner consistent with the Code and all other Company policies, including those related to discrimination, harassment and intellectual property. As with all PepsiCo assets, these resources are to be used for business purposes.

It is generally not PepsiCo’s intent to monitor Internet access or messages on the voicemail and e-mail systems. However, the Company reserves the right to do so in appropriate circumstances.

If you have access to PepsiCo information systems, you are responsible for taking precautions necessary to prohibit unauthorized access to the system. You should safeguard your passwords or other means of entry.

Employees must not reproduce software assets licensed to PepsiCo, use illegally obtained software, or distribute the original software media or unauthorized copies of software which the Company does not own or license.

REPORTING CODE OF CONDUCT AND OTHER ETHICS ISSUES

PepsiCo expects its employees, contractors, subcontractors, agents and their employees to promptly report on a confidential and/or anonymous basis any conduct or situation that she/he believes conflicts with this Code or violates a local, state or federal law to their immediate supervisor, PepsiCo’s General Counsel or General Auditor, or through the PepsiCo Speak Up hotline at

1-866-729-4888 (from the U.S., Canada, Puerto Rico and U.S. Virgin Islands)

1-770-810-2637 (from all other countries)*

* This is a collect call to the U.S., so no charges will be incurred by the caller.

PepsiCo is committed to reviewing any such report in a prompt manner and taking remedial action when appropriate, and every affected employee is required to fully cooperate with any inquiry that results from any reported conduct or situation.

PepsiCo is also committed to protecting the rights of those individuals who report these issues to PepsiCo. Any PepsiCo officer or employee who is found to have engaged in retaliation against any employee who has exercised his/her rights under this Code or under applicable laws will be subject to appropriate remedial action. In addition, those individuals who violate applicable law may also be subject to civil and criminal penalties. Further, any contractor, subcontractor or agent who is found to have engaged in retaliation against any PepsiCo employee will be subject to appropriate action.

RESPONSIBILITY FOR COMPLIANCE

All of our employees are responsible for ensuring that our standards of conduct are followed.

Each employee has a responsibility to understand and comply with this Code. Additionally, employees must seek guidance when a situation is not clear, and report all known or suspected violations of the Code to their manager, to PepsiCo’s General Counsel or General Auditor, or through the Speak Up hotline.

Division management distributes this Code annually to all PepsiCo employees throughout the world, and oversees the annual certification process for its officers and key employees. Managers are responsible for communicating the standards and assisting their employees in understanding the Code.

Management will investigate and resolve any issues reported in relation to this Code. Code violations and their resolutions are communicated and/or reported to the General Auditor per established communication and reporting guidelines.

This Code can not provide definitive answers to all questions. For that, we must rely on each person’s judgment and integrity. You are encouraged to seek guidance where a situation may not be clear. The PepsiCo Law Department and the General Auditor will respond to questions and issues of interpretation about this Code.

Waivers of this Code will be reviewed by the General Auditor and General Counsel, and in certain circumstances by the Board of Directors, and if required, will be appropriately disclosed.